

October 4, 2021

Cheng Chen
Chief Executive Officer
Chanson International Holding
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: Chanson International Holding**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 20, 2021**
> **File No. 333-254909**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-3 filed September 20, 2021

Prospectus Cover Page, page i

1.   We note your revisions in response to prior comment 3. Please refrain from using terms such as "we," "us," "our Company" or the "Company" when describing activities or functions of a VIE or your subsidiaries. In this regard, we note the definitions included in the third-to-last bullet point on page ii.

Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs, page 10

2.   We note your revisions in response to prior comment 7. Please revise to clarify how the disclosed transfers occurred, such as a dividend, distribution or other type of contribution.

3. We note your response to prior comment 8 and the condensed consolidating schedules you provided on page 13. It is not clear to us why the balance of Investments in subsidiaries and VIEs, included in the Chanson International column of the balance sheet disclosures as of 12/31/19, is not equal to consolidated equity as of 12/31/19, consistent with the balance sheet disclosures as of 12/31/20 and the disclosure in the notes to your financial statements on page F-23. Please clarify or revise.

   You may contact Ernest Greene at (202) 551-3733or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing

cc: Ying Li